N-SAR Item 77C Exhibit


On February 12, 2009, the Annual Meeting of
shareholders of the Fund was held to
consider the following proposals.
The results of the proposals are indicated below.
The votes recorded at the meeting,
by proposal, were as follows:
Proposal 1  Election of Trustees:
Net Assets Voted Net Assets Voted
For Withheld
Charles A. Austin III 305,059,420 15,413,256
Carol A. Kosel 305,678,572 14,794,104
Gerald M. McDonnell 305,252,340 15,220,336
Richard J. Shima 305,257,434 15,215,242
Proposal 2a To consider and act upon a new investment advisory agreement with
Evergreen Investment Management Company, LLC:
Net assets voted For 223,115,537
Net assets voted Against  10,506,977
Net assets voted Abstain 9,230,709
Proposal 2b To consider and act upon a new sub-advisory
agreement with Crow Point
Partners, LLC:
Net assets voted For 221,634,218
Net assets voted Against 11,064,066
Net assets voted Abstain  10,154,951